Exhibit 99.1

REGULATED INFORMATION – INSIDE INFORMATION

ABLYNX ANNOUNCES FULL EXERCISE OF UNDERWRITERS’ OPTION TO PURCHASE ADDITIONAL SHARES AND END OF STABILIZATION PERIOD

GHENT, Belgium, 27 October 2017 - Ablynx NV [Euronext Brussels and Nasdaq: ABLX], a late-stage clinical biopharmaceutical company utilising its proprietary Nanobody® platform to develop treatments for a broad range of therapeutic indications with an unmet medical need, announced today that the underwriters of its initial U.S. public offering have exercised the greenshoe option in full. The greenshoe option granted to the underwriters was for the purchase of up to an additional 1,714,500 new ordinary shares in the form of American Depositary Shares (“ADSs”), at a price of $17.50 per ADS, before underwriting discounts, representing 15% of the ADSs placed in the offering. This greenshoe exercise brings the total gross proceeds for the offering to approximately $230 million (€195 million). Each of the ADSs offered represents the right to receive one ordinary share.

The exercise of the greenshoe option also marks the end of the stabilization period in relation to the initial U.S. public offering. No stabilization transactions on Euronext Brussels or the NASDAQ Global Select Market have been carried out by J.P. Morgan in its capacity as stabilization agent on behalf of the underwriters in connection with the initial U.S. public offering.

BofA Merrill Lynch, J.P. Morgan and Jefferies are acting as joint book-running managers for the offering. Baird, Bryan, Garnier & Co. and Ladenburg Thalmann are acting as co-managers for the offering.

The closing of the offering is expected to occur on 27 October 2017 and the closing of the greenshoe option is expected to occur on 30 October 2017, in each case subject to customary closing conditions.

A registration statement relating to and describing the terms of the offering was declared effective by the U.S. Securities and Exchange Commission on 24 October 2017.

Copies of the final prospectus for this offering can be obtained from BofA Merrill Lynch at NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte North Carolina 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com; from J.P. Morgan at Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (866) 803-9204; or from Jefferies at 520 Madison Avenue, 2nd Floor, New York, New York 10022, Attn: Equity Syndicate Prospectus Department, or by email at Prospectus_Department@Jefferies.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

REGULATED INFORMATION – INSIDE INFORMATION

About Ablynx

Ablynx is a biopharmaceutical company engaged in the development of Nanobodies, proprietary therapeutic proteins based on single-domain antibody fragments, which combine the advantages of conventional antibody drugs with some of the features of small-molecule drugs. Ablynx is dedicated to creating new medicines which will make a real difference to society. Today, the Company has more than 45 proprietary and partnered programmes in development in various therapeutic areas including inflammation, haematology, immuno-oncology, oncology and respiratory disease. Ablynx has collaborations with multiple pharmaceutical companies including AbbVie; Boehringer Ingelheim; Eddingpharm; Merck & Co., Inc., Kenilworth, New Jersey, USA; Merck KGaA; Novartis; Novo Nordisk; Sanofi and Taisho Pharmaceuticals.

For more information, please contact:

Ablynx

Dr Edwin Moses CEO t: +32 (0)9 262 00 07 m: +32 (0)473 39 50 68 e: edwin.moses@ablynx.com	Lies Vanneste Director IR t: +32 (0)9 262 0137 m: +32 (0)498 05 35 79 e: lies.vanneste@ablynx.com

Ablynx media relations:

Consilium Strategic Communications

Mary-Jane Elliott, Philippa Gardner, Sukaina Virji

t: +44 (0)20 3709 5700

e: ablynx@consilium-comms.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “seeks”, “may”, “will”, “could”, “should” or similar expressions. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements do not constitute any guarantee of future performance. Ablynx’s actual results may differ materially from those predicted by the forward-looking statements. Ablynx undertakes no obligation to publicly update or revise forward-looking statements, except as may be required by law.

Important Information

In this announcement, certain information is disclosed that constituted inside information prior to this announcement.

No public offering has been nor will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States and Canada, where any such action is required, including in the European Economic Area. In the European Economic Area, with respect to any Member State that has implemented Directive 2003/71/EC, as amended (together with any applicable implementing measures in any Member State, the “Prospectus Directive”), the transaction to which this press release relates has only been made available to, and has been engaged in only with, qualified investors in that Member State within the meaning of the Prospectus Directive.

REGULATED INFORMATION – INSIDE INFORMATION

In addition, in the United Kingdom, the transaction to which this press release relates has only been made available to, and has been engaged in only with, investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), qualified investors falling within Article 49(2)(a) to (d) of the Order, and other persons to whom this announcement may lawfully be communicated (all such persons together being referred to as “relevant persons”). The securities referred to herein has only been made available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities has been engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.